Exhibit 15.4

April 21, 2023

VIA EDGAR

Division of Corporate Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:RLX Technology Inc.

Submission under the Item 16I(a) of Form 20-F

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act, RLX Technology Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I.(a) of Form 20-F.

For the immediately preceding annual financial statements period, the Company’s auditor, PricewaterhouseCoopers Zhong Tian LLP (a registered public accounting firm that The United States Public Company Accounting Oversight Board was previously unable to inspect or investigate completely) issued an audit report for the Company for the year ended December 31, 2021.

To the Company’s best knowledge and based on an examination of its register of members and the public filings made by its shareholders including the Schedule 13G/A jointly filed by Ying (Kate) Wang, Leo Valley Holding Limited, BJ BJ Limited, Relx Holdings Limited, Longtian Holding Limited, Yilong Wen and StarryInv Holding Limited on February 13, 2023, and the Schedule 13G/A jointly filed by Deep Technology Linkage Fund L.P., Llex Holdings Limited, Source Code Super Holdings Co., Whealth Holdings Limited and Enlightenment Trust on February 14, 2023, the Company respectfully submits that it is not owned or controlled by a governmental entity in the foreign jurisdiction as of the date of this submission.

As of March 31, 2023, Ying (Kate) Wang beneficially owned approximately 51.9% of the Company’s total issued and outstanding ordinary shares, Long (David) Jiang beneficially owned approximately 9.9% of the Company’s total outstanding ordinary shares, Yilong Wen beneficially owned approximately 6.7% of the Company’s total outstanding ordinary shares, Leo Valley Holding Limited beneficially owned approximately 19.7% of the Company’s total outstanding ordinary shares, BJ BJ Limited beneficially owned approximately 12.5% of the Company’s total outstanding ordinary shares, Longtian Holding Limited beneficially owned approximately 9.1% of the Company’s total outstanding ordinary shares, and StarryInv Holding Limited beneficially owned approximately 5.9% of the Company’s total outstanding ordinary shares. As of December 31, 2022, based on the information contained in the Schedule 13G/A filed by Deep Technology Linkage Fund L.P. with the SEC on February 14, 2023, Deep Technology Linkage Fund L.P. beneficially owned approximately 6.8% of the Company’s total outstanding ordinary shares. Based on an examination of the Company’s register of members and the public filings made by the Company’s shareholders, no other shareholder owned more than 5% of the Company’s outstanding shares as of March 31, 2023.

In addition, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Li He, Davis Polk & Wardwell, at (852) 2533-3386.

Very truly yours,

By:	/s/ Ying (Kate) Wang
	Name:	Ying (Kate) Wang
	Title:	Chief Executive Officer

cc:Chao Lu, Chief Financial Officer

Li He, Davis Polk & Wardwell